July 15, 2010

Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:	Flushing Financial Corporation
Form 10-K for the period ended December 31, 2009, filed March 15, 2010
Forms 10-Q for the quarterly period ended March 31, 2010, filed May 7, 2010
Schedule 14A, filed April 8, 2010
File No. 001-33013

Dear Mr. Clampitt:

We have received the comments, by letter dated June 17, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on the above listed filings. We have found that we require additional time to complete our responses for the Comment Letter. This additional time is required to allow us to provide the detailed information requested in the comments.

This is to confirm our conversation of today with Jonathan E. Gottlieb in which it was agreed we will file our response to the Comment Letter no later than July 30, 2010.

Sincerely,

/s/ John R. Buran
John R. Buran
President and Chief Executive Officer